SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CIM Commercial Trust Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

125525584
(CUSIP Number)

Greg Morillo
c/o Lionbridge Capital I LP
600 Madison Avenue, 24th Floor
New York, New York 10022
(212) 300-8003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Robert E. Robotti
Robotti & Company, Incorporated
One Grand Central Place
60 East 42nd Street, Suite 3100
New York, NY 10165-0057
(212) 986-4800

June 28, 2021
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [  ]

CUSIP No.: 125525584	Page 2 of 21

1.	Name of Reporting Persons Lionbridge Capital I, LP*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,339
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 3 of 21

1.	Name of Reporting Persons Lionbridge Capital, LP*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,761
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,761
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 4 of 21

1.	Name of Reporting Persons Lionbridge Capital GP, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,339
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 5 of 21

1.	Name of Reporting Persons Lionbridge GP, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,761
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,761
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 6 of 21

1.	Name of Reporting Persons Lionbridge Asset Management, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.04%
14.	Type of Reporting Person OO
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 7 of 21

1.	Name of Reporting Persons Greg Morillo*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.04%
14.	Type of Reporting Person IN, HC
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 8 of 21

1.	Name of Reporting Persons The Ravenswood Investment Company L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 293,415
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 293,415
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,415
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 1.26%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 9 of 21

1.	Name of Reporting Persons Ravenswood Investments III, L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,135
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,135
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 10 of 21

1.	Name of Reporting Persons Ravenswood Management Company, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 2.00%
14.	Type of Reporting Person HC
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 11 of 21

1.	Name of Reporting Persons Robotti & Company Advisors, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 2.00%
14.	Type of Reporting Person IA, OO
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 12 of 21

1.	Name of Reporting Persons Robotti & Company, Incorporated*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 2.00%
14.	Type of Reporting Person HC, OO
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 13 of 21

1.	Name of Reporting Persons Robert E. Robotti*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 2.00%
14.	Type of Reporting Person IN, HC
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 14 of 21

1.	Name of Reporting Persons Thomas D. Ferguson*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 15 of 21

1.	Name of Reporting Persons Mark C. Gelnaw*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 16 of 21

1.	Name of Reporting Persons Raymond V. Marino II*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 17 of 21

1.	Name of Reporting Persons John S. Moran*
2.	Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.	SEC use only
4.	Source of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 35,859
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 35,859
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,859
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person IN
* The information relating to the Shares disclosed in this Statement is as of June 28, 2021, and is based on 23,369,331 Shares outstanding as of June 28, 2021, with percentages calculated in accordance with the requirements of Rule 13d-3 under the Act.  See Item 5 for details.

CUSIP No.: 125525584	Page 18 of 21
Explanatory Note
This filing is being made to report that Lionbridge Capital I, LP and its affiliates (collectively, “Lionbridge”) and The Ravenswood Investment Company L.P. and its affiliates (collectively, “Robotti”) currently own less than five percent of the Issuer’s outstanding Shares, as a result of the Issuer completing its rights offering, and Lionbridge and Robotti are no longer required to continue to file Schedule 13D filings.  Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the amended and restated Schedule 13D, as filed with the Securities and Exchange Commission on May 27, 2021 and as amended to date (collectively, the “Amended and Restated 13D”).  Except as specifically provided herein, this amendment does not modify any of the information previously reported in the Amended and Restated 13D.
Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended and Restated 13D is hereby supplemented with the following information:
On June 28, 2021, the Issuer closed its previously announced rights offering, which expired at 4:00 p.m., New York Time, on June 23, 2021.  At the closing of the rights offering, the Issuer issued an aggregate of 8,521,589 shares of its common stock at the subscription price of $9.25 per share for aggregate gross proceeds of approximately $78.8 million.  Following such closing, as of June 28, 2021, there were 23,369,331 shares of common stock of the Company issued and outstanding.
Row 13 of the cover page for each Reporting Person reflects the current percentage ownership of such Reporting Person of the outstanding Shares, and is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  June 30, 2021

Lionbridge Capital I LP
By:  Lionbridge Capital GP, LLC, its
General Partner

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Capital LP
By: Lionbridge GP, LLC, its
General Partner

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Capital GP, LLC

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge GP, LLC

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Lionbridge Asset Management, LLC

By: /s/ Greg Morillo
Name:  Greg Morillo
Title:  Managing Member

Ravenswood Management Company, LLC

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

The Ravenswood Investment Company L.P.
By:  Ravenswood Management Company, LLC, its General Partner

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

Ravenswood Investments III, L.P.
By:  Ravenswood Management Company, LLC, its General Partner

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  Managing Director

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  President and Treasurer

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
Name:  Robert E. Robotti
Title:  President and Treasurer

Individuals:

/s/ Greg Morillo
Greg Morillo

/s/ Robert E. Robotti
Robert E. Robotti

/s/ Thomas D. Ferguson
Thomas D. Ferguson

/s/ Mark. C. Gelnaw
Mark C. Gelnaw

/s/ Raymond V. Marino II
Raymond V. Marino II

/s/ John S. Moran
John S. Moran